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                                                                 EXHIBIT (A)(43)



                 LAIDLAW ENVIRONMENTAL SERVICES, INC. ANNOUNCES


                    MERGER AGREEMENT WITH SAFETY-KLEEN CORP.



     Columbia, S.C. -- March 16, 1998 -- Laidlaw Environmental Services, Inc. (NYSE:LLE) announced today that it has entered into a definitive agreement with Safety-Kleen Corp. (NYSE:SK) providing for the Laidlaw Environmental Exchange Offer to proceed unimpeded and for the back end merger of Safety-Kleen into Laidlaw Environmental.



     Under the terms of the agreement, Laidlaw Environmental has set the exchange ratio at 2.80 shares of Laidlaw Environmental common stock for each share of Safety-Kleen common stock and $18.30 in cash. The offer has been extended to midnight, New York city time on March 27, 1998. The Safety-Kleen Board of Directors unanimously recommends that its shareholders tender their shares.



     Kenneth Winger, President and CEO of Laidlaw Environmental, stated:



        We are very satisfied that our negotiations and mutual efforts have resulted in the merger agreement and are gratified that our revised exchange offer has the full support of Safety-Kleen's Board. In order to allow the back end merger to become effective at the earliest date, we urge all Safety-Kleen shareholders to tender their shares in accordance with our offer.



     As of March 13, 1998, over 24,180,000 shares of Safety-Kleen common stock had been validly tendered and not withdrawn.



     Safety-Kleen is an environmental and industrial service company which recycles and processes the waste streams of 400,000 industrial and automotive customers.



     Laidlaw Environmental Services is the leading provider of hazardous and industrial waste management services to industries and governments. The company operates from more than 100 locations throughout North America.



CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc. (803) 933-4210.